# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WYNN RESORTS LTD, CIK 0001174922
CUSIP: 983134107
Title of class of securities: Common stock, par value $0.01
Address of issuer's principal executive offices: 3131 Las Vegas Boulevard South,, Las Vegas, Nevada (NV), 89109
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083121

## Reporting persons
- Blossom Fountain Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5% of the class)
- Herobright Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5% of the class)
- Galaxy Entertainment Group Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5% of the class)

## Item 1. Issuer
Name of issuer: WYNN RESORTS LTD
Address of issuer's principal executive offices: 3131 Las Vegas Boulevard South, Las Vegas, Nevada

## Item 2. Person Filing
Name of person filing:
Blossom Fountain Limited ("Blossom")
Herobright Limited ("Herobright")
Galaxy Entertainment Group Limited ("Galaxy")

Each of such persons is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13G is being filed pursuant to a Joint Filing Agreement, attached hereto as Exhibit 1
Address of principal business office or, if none, residence:
Blossom: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Herobright: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Galaxy: 22nd Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong
Citizenship: See the responses to row 4 of the attached cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See the response to row 9 of the attached cover page of each Reporting Person.

5,200,000 Shares are held directly by Blossom. Blossom is a wholly-owned subsidiary of Herobright, which itself is wholly owned by Galaxy. As such, each of Herobright and Galaxy may be deemed to have shared voting and dispositive power over, and thus to indirectly beneficially own, the 5,200,000 Shares directly owned by Blossom. Galaxy is a publicly traded company listed on The Stock Exchange of Hong Kong Limited. Voting and dispositive power over the Shares held by Blossom is exercised indirectly by a majority vote of the board of directors of Galaxy consisting of nine members, none of whom is individually deemed a beneficial owner of the Shares.
Percent of class:
See the response to row 11 of the attached cover page of each Reporting Person.

This percentage is based on 103,976,531 Shares of the Issuer outstanding as of July 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025. The Reporting Persons became required to report on Schedule 13G solely due to a decrease in the total number of Shares outstanding, which brought their ownership in the Shares over five percent of the Shares outstanding. The Reporting Persons did not acquire any Shares in the twelve months prior to the date of this filing.
Sole power to vote or to direct the vote: See the response to row 5 of the attached cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the attached cover page of each Reporting Person, as well as the response to Item 4(a) above.
Sole power to dispose or to direct the disposition: See the response to row 7 of the attached cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the attached cover page of each Reporting Person, as well as the response to Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of October 24, 2025, among the Reporting Persons.

## Signatures
- Blossom Fountain Limited: /s/ Francis Lui Yiu Tung, Director (10/24/2025)
- Herobright Limited: /s/ Francis Lui Yiu Tung, Director (10/24/2025)
- Galaxy Entertainment Group Limited: /s/ Francis Lui Yiu Tung, Director (10/24/2025)